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August 2, 2006

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Attention:  Ruth Sanders, Senior Counsel

         Re:      Vanguard Index Funds (the "Trust")
                  Registration No. 2-56846
                  File No. 811-2652

Dear Ms. Sanders:

     Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust requests the withdrawal of Form F-8/A, filed on July 11, 2006. The filing's EDGAR accession number is 0000932471-06-001059. The filing was inadvertently made under the incorrect form type.

     Please direct any communications concerning this filing to me at (610) 503-2320.

Sincerely,

VANGUARD INDEX FUNDS



Christopher A. Wightman
Assistant Secretary